

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2010

Via U.S. Mail and Fax

Mr. George Metrakos
Chief Executive Officer and Principal Accounting Officer
Teliphone Corp.
194 St-Paul Street West, Suite 303
Montreal, Quebec, Canada, H2Y 1Z8

> **RE: Teliphone Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 23, 2009 and amended on April 2, 2010**
> **File No. 0-28793**

Dear Mr. Metrakos:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director